EXHIBIT 12 — COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
(In thousands, except ratio)	2007	2006	2005	2004	2003
Income (loss) before income taxes, equity in earnings of non-consolidated affiliates, extraordinary item and cumulative effect of a change in accounting principle	$1,165,723	$1,041,060	$935,440	$1,165,285	$1,692,806
Dividends and other received from nonconsolidated affiliates	6,793	15,179	14,696	13,491	2,096

Total	1,172,516	1,056,239	950,136	1,178,776	1,694,902

Fixed Charges

Interest expense (1)	451,870	484,063	443,442	367,511	392,215
Interest portion of rentals	417,795	374,123	341,752	320,634	281,873

Total fixed charges	869,665	858,186	785,194	688,145	674,088

Preferred stock dividends
Tax effect of preferred dividends	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—

Total fixed charges and preferred dividends	869,865	858,186	785,194	688,145	674,088

Total earnings available for payment of fixed charges	$2,042,181	$1,914,425	$1,735,330	$1,866,921	$2,368,990

Ratio of earnings to fixed charges	2.35	2.23	2.21	2.71	3.51

Rental fees and charges	1,193,701	1,068,924	976,435	916,096	805,350
Interest portion	35%	35%	35%	35%	35%

(1)	The interest amount does not include interest expense associated with unrecognized tax benefits.